                                                      EX-99.B(b)h2bylaw4amend

                             AMENDMENT TO BYLAWS

     RESOLVED, That the Bylaws of Waddell & Reed Advisors High Income Fund II,
Inc. are amended to change the Corporation's name to Waddell & Reed Advisors
Global Bond Fund, Inc., effective September 18, 2000.

     I certify that I am Secretary of the Corporation, and as such officer, have custody of the minute books of the Corporation, and that the foregoing resolution is a true and correct resolution duly passed by the Board of
Directors of the Corporation at a meeting held on August 16, 2000.

                              /s/ Kristen A. Richards
                              ------------------------------
                              Kristen A. Richards, Secretary

Dated this 16th day of August, 2000.